[Logo Omitted] DST Systems	DST Systems, Inc. 333 West 11th Street Kansas City, MO 64105 816.435.1000 www. dstsystems.com

May 8, 2012

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         DST Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-14036

Dear Ms. Collins:

DST Systems, Inc. (“DST” or the “Company”) is in receipt of your comment letter dated May 3, 2012 with respect to the above-referenced report.

We note that the letter requests a response within 10 business days, or by May 17, 2012.  We spoke with Ms. Melissa Feider, Staff Accountant, on May 8, 2012, discussing the need for an extension.  Ms. Feider requested that we submit this letter.  DST intends to respond to your comment letter on or before June 1, 2012, and respectfully requests an extension until that date in which to respond to your comments.

Very truly yours,
/s/ Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer

cc:          Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens